UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	Iron Leaf Capital Corporation

Address of Principal Business Office:	5 Eden Lane Tiburon, CA 94920

Telephone Number:	(415) 627-8870

Name and Address of Agent For Service of Process:	The Corporation Trust Inc. 300 East Lombard Street Baltimore, MD 2102

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Tiburon and the State of California on the 22nd day of March, 2007.

Iron Leaf Capital Corporation

By: /s/ Terry Temescu Title: President and Chief Executive Officer

Attest: /s/ Mark Bode Title: Chief Financial Officer